Exhibit 5.1

14 April 2020 Tiziana Life Sciences plc 3rd Floor 11-12 St James’ Square London SW1 4LB Dear Sirs and Madams,	Orrick, Herrington & Sutcliffe (UK) LLP 107 Cheapside London EC2V 6DN DX: 557 London / City T +44 20 7862 4600 F +44 20 7862 4800 orrick.com Ed Lukins E elukins@orrick.com D +44 20 7862 4620

Proposed Offering of American Depositary Shares (the “ADSs”) each representing 5 ordinary shares of nominal value £0.03 per share (“Ordinary Shares”) in the issued share capital of Tiziana Life Sciences plc (the “Company”) in the United States of America pursuant to the terms of an at the market offering agreement (the “Offering”)

We have acted as English legal advisers to the Company in relation to the Offering. We have taken instructions solely from the Company.

1.	DOCUMENTS

For the purpose of issuing this letter, we have reviewed only the following documents:

1.1	a PDF executed copies of the minutes of the annual general meeting of the Company which was held on 31 May 2019 and the general meeting of the Company which was held on 20 February 2020 (together the “Meeting Minutes” and the “Shareholder Meetings” respectively);

1.2	a PDF executed copies of the resolutions passed at the Shareholder Meetings;

1.3	a PDF executed copy of the written resolutions of the board of directors of the Company (the “Board”) dated 13 April 2020 regarding, inter alia, the approving the ATM Sales Agreement and appointing a committee of Gabriele Cerrone and Dr Kunwar Shailubhai to deliver any Placement Notices at any time and from time to time under the provisions of the ATM Sales Agreement and to issue and allot equity securities in connection therewith up to a maximum a maximum of US$20,000,000 at prices determined from time to time in accordance with the ATM Sales Agreement (the “ATM Written Resolutions”);

1.4	a PDF executed copy of the written resolutions of the Board dated 25 July 2018 regarding, inter alia, the approval of the Deposit Agreement (the “2018 Written Resolutions” and, together with the ATM Written Resolutions, the “Written Resolutions”); a PDF copy of the

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Orrick, Herrington & Sutcliffe (UK) LLP, a multinational practice of registered European and foreign lawyers and English solicitors, is a limited liability partnership incorporated in England and
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The term ‘partner’ is a title used to refer to a member of Orrick, Herrington & Sutcliffe (UK) LLP or an employee or consultant with equivalent standing or qualifications, or an individual with
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A list of members of Orrick, Herrington & Sutcliffe (UK) LLP and of non-members who are designated as partners, together with their professional qualifications, is open to inspection at our registered office.

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1.5	certificate of incorporation of the Company dated 11 February 1998, and PDF copies of the certificates of incorporation on change of name of the Company dated 6 August 1998, 18 February 2011 and 23 April 2014, respectively;

1.6	a PDF copy of the current articles of association of the Company dated 30 June 2016 (the “Articles”);

1.7	a PDF executed copy of the “at the market” sales agreement dated 10 April 2020 and made between the Company and ThinkEquity (a division of Fordham Financial Management, Inc.)(the “Sales Agent”), and the agreement, the “ATM Sales Agreement”;

1.8	a PDF executed copy of the deposit agreement, dated 19 November 2018 among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners (as such terms are defined therein) from time to time of the ADSs issued thereunder (the “Deposit Agreement” and, together with the ATM Sales Agreement and the Representative Warrant Agreement, the “Agreements”); and

1.9	a PDF copy of the following documents:

(a)	the shelf registration statement on Form F-3, including all exhibits filed thereto, as filed on 22 January 2020 and 30 January 2020 (the “Registration Statement”);

(b)	the form of prospectus supplement disclosing information, facts and events on Form 424B5; and

(c)	the prospectus supplement and associated regularly documents in connection with the issue of the ADSs, including any current reports on Form 6-K.

2.	SEARCHES

In addition to examining the documents referred to in paragraph 1, we have carried out the following searches only:

2.1	an online search at Companies House in England and Wales (“Companies House”) in respect of the Company and Tiziana Pharma Limited (the “Specified Subsidiary”) carried out at 9.00 a.m. (London time) on 14 April 2020 (the “Online Search”); and

2.2	a telephone enquiry at the Companies Court in London of the Central Registry of Winding-up Petitions in England and Wales with respect to the Company and the Specified Subsidiary, carried out at 9.15 a.m. (London time) on 14 April 2020 (the “Telephone Enquiry” and, together with the Online Search, the “Searches”).

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3.	ASSUMPTIONS

In giving the opinions in this letter, we have assumed (without making enquiry or investigation) that:

3.1	all signatures, stamps and seals on all documents are genuine. All original documents are complete, authentic and up-to-date, and all documents submitted to us as a copy (whether by email or otherwise) are complete and accurate and conform to the original documents of which they are copies and that no amendments (whether oral, in writing or by conduct of the parties) have been made to any of the documents since they were examined by us;

3.2	where a document has been examined by us in draft or specimen form, it will be or has been duly executed in the form of that draft or specimen;

3.3	all documents, forms and notices which should have been delivered to Companies House in respect of the Company and the Specified Subsidiary have been so delivered;

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3.4	the information disclosed by the Searches is true, accurate, complete and up-to-date in all respects, and there is no information which should have been disclosed by the Searches that has not been disclosed for any reason and there has been no alteration in the status or condition of the Company or the Specified Subsidiary since the date and time that the Searches were made;

3.5	no notice has been received by the Company or the Specified Subsidiary which could lead to such entities being struck off the register of companies under section 1000 of the Companies Act 2006;

3.6	each of the parties to the Agreements (other than the Company) has the capacity, power and authority to execute and perform the same and has validly authorised and duly executed each of the Agreements according to all applicable laws and each such party has thereby assumed valid, legally binding and enforceable obligations;

3.7	each of the Agreements remain accurate and complete and has not been amended, terminated or otherwise discharged as at the date of this letter;

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3.8	each of the persons executing the Agreements on behalf of the relevant parties thereto executed an identical final version of each such document, in each case in the form reviewed by us;

3.9	the absence of fraud or mutual mistake of fact or law or any other arrangements, agreements, understandings or course of conduct or prior or subsequent dealings, amending, rescinding or modifying or suspending any of the terms of any of the Agreements or which would result in the inclusion of additional terms therein, and that the parties have acted in accordance with the terms of each of the Agreements;

3.10	each of the Agreements and all obligations thereunder have been entered into and the ADSs have been offered in good faith and on bona fide commercial terms and on arms’ length terms and for the purpose of carrying on the business of the Company and that there are reasonable grounds for believing that the entry into each of the Agreements and the offering of the ADSs in the Offering will promote the success of the Company for the benefit of its members as a whole;

3.11	except to the extent expressly set out in the opinions given in this letter, all requirements and conditions precedent for each of the Agreements to be entered into have been satisfied;

3.12	where any of the Agreements attract stamp duty or any similar or equivalent tax, duty or charge outside the United Kingdom, that such stamp duty, or similar or equivalent tax, duty or charge has been duly paid;

3.13	the New Ordinary Shares which the ADSs in the Offering represent are admitted to trading on AIM, the market operated by the London Stock Exchange plc (“AIM”), but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986) at the time of any transfer or agreement to transfer such New Ordinary Shares;

3.14	AIM continues to be accepted as a “recognised growth market” (as construed in accordance with section 99A of the Finance Act 1986;

3.15	no ADS (nor any American Depositary Receipt evidencing an ADS) is an instrument acknowledging rights in or in relation to New Ordinary Shares that are issued or sold under terms providing for payments in instalments;

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3.16	any instrument of transfer for the ADSs (or any American Depositary Receipt evidencing an ADS) is executed, delivered and retained outside the United Kingdom;

3.17	the ATM Written Resolutions referred to in paragraph 1 are a true record of the matters described therein, and that the meeting recorded in such minutes were duly conducted as described therein, the meeting referred to in them was duly constituted and convened and all constitutional, statutory and other formalities were duly observed (including, if applicable, those relating to the declaration of directors’ interests or the power of interested directors to vote), a quorum was present throughout, the requisite majority of directors voted in favour of approving the resolutions and the resolutions passed at that meeting of the board of directors were duly adopted, have not been revoked or varied and remain in full force and effect;

3.18	the proceedings and resolutions described in the Meeting Minutes were duly conducted as so described and that the Shareholder Meetings were was duly constituted and convened and all constitutional, statutory and other formalities were duly observed, a quorum was present throughout, the requisite majority of shareholders voted in favour of approving the resolutions and the resolutions passed thereat were duly adopted, have not been revoked or varied and remain in full force and effect;

3.19	the resolutions set out in the ATM Written Resolutions were validly passed and have not been and will not be revoked or varied and remain in full force and effect;

3.20	the persons authorised by the ATM Written Resolutions to execute the Agreements and the Registration Statement on behalf of the Company (the “Authorised Signatories”) were so appointed;

3.21	the persons executing the Agreements on behalf of the Company were the Authorised Signatories and their authority had not been revoked;

3.22	if there is any requirement in any jurisdiction (other than England) which might affect the legality, binding effect and enforceability of any of the Agreements in such jurisdiction, such requirement has been satisfied;

3.23	all statements of fact and representations and warranties as to matters of fact (except as to matters expressly set out in this letter) contained in or made in connection with any of the documents examined by us were true and correct as at the date given and are true and correct at today’s date and no fact was omitted therefrom which would have made any of such facts, representations or warranties incorrect or misleading;

3.24	except to the extent expressly set out in the opinions given in this letter, no consents, approvals, authorisations, orders, licences, registrations, filings or similar formalities are required from any governmental or regulatory authority in connection with the execution, delivery and performance of any of the Agreements by any of the parties thereto or if such consents, approvals, authorisations, orders, licences, registrations, filings or similar formalities are required, these have been made or will be made within the prescribed time limits;

3.25	none of the parties to the Agreements has taken any corporate or other action nor have any steps been taken or legal proceedings been started against any such party for the liquidation, winding-up, dissolution, reorganisation or bankruptcy of, or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer of, any such party or all or any of its or their assets (or any analogous proceedings in any jurisdiction) and none of the parties to any of the Agreements is unable to pay its debts as they fall due within the meaning of section 123 of the Insolvency Act 1986 (the “Insolvency Act”) or becomes unable to pay its debts within the meaning of that section as a result of any of the transactions contemplated in this letter, is insolvent or has been dissolved or declared bankrupt (although the Searches gave no indication that any winding-up, dissolution or administration order or appointment of a receiver, administrator, administrative receiver or similar officer has been made with respect to the Company, or that any petition for the winding-up of the Company has been presented);

3.26	no ADSs or Ordinary Shares have been or shall be offered to the public in the United Kingdom in breach of the Financial Services and Markets Act 2000, as amended (the “FSMA”), the EU Prospectus Regulation (Regulation (EU) 2017/1129) (the “Prospectus Regulation”) or of any other United Kingdom laws or regulations concerning offers of securities to the public, and no communication has been or shall be made in relation to the ADSs or the Ordinary Shares in breach of section 21 of the FSMA or any other United Kingdom laws or regulations relating to offers or invitations to subscribe for, or to acquire rights to subscribe for or otherwise acquire, shares or other securities;

3.27	all applicable provisions of the EU Market Abuse Regulation (Regulation (EU) No 596/2014 (“MAR”)), the Prospectus Regulation, the FSMA, the Financial Services Act 2012 (the “FS Act”), and all rules and regulations made pursuant to MAR, the Prospectus Regulation, the FSMA and the FS Act, have been and will be complied with as regards anything done in relation to the New Ordinary Shares in, from or otherwise involving England (including Sections 19 (The general prohibition) and 21 (Restrictions on financial promotion) of the FSMA);

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3.28	each person dealing with the Company in connection with the Offering which is carrying on, or purporting to carry on, a regulated activity is an authorised person or exempt person under the FSMA; and

3.29	the Company is not, nor will be, engaging in criminal, misleading, deceptive or unconscionable conduct or seeking to conduct any relevant transaction or any associated activity in a manner or for a purpose which might render any transaction contemplated by the Agreements or any associated activity illegal, void or voidable.

4.	SCOPE OF OPINION

4.1	The opinions given in this letter are limited to English law as it would be applied by English courts on the date of this letter. We do not undertake to advise you of any changes in our opinions expressed in this letter resulting from matters of fact or law, that may arise after the date of this letter or that hereafter may be brought to our attention.

4.2	This letter is given on the basis that it will be governed by, and construed in accordance with, English law and we assume that no foreign law affects any of the opinions given in this letter.

4.3	We express no opinion in this letter on the laws of any other jurisdiction and, in particular, we express no opinion on European Union law as it affects any jurisdiction other than England. We have not investigated the laws of any country other than England and we assume that no foreign law (other than European Union law) affects any of the opinions stated in paragraph 5.

4.4	We express no opinion as to any agreement, instrument or other document other than as specified in this letter.

4.5	Except as set forth in paragraph 5.11, no opinion is expressed with respect to taxation in the United Kingdom or otherwise.

4.6	We express no opinion on matters of fact in this letter.

4.7	We have not been responsible for investigating or verifying the accuracy of the facts or the reasonableness of any statement of opinion or intention, contained in or relevant to any document referred to in this letter, or that no material facts have been omitted therefrom.

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4.8	The opinions given in this letter are strictly limited to the matters stated in paragraph 5 and do not extend, and should not be read as extending, by implication or otherwise, to any other matters.

5.	OPINION

Subject to the assumptions set out in paragraph 3, the scope of the opinions set out in paragraph 4 and the qualifications set out in paragraph 6, we are of the opinion that as at the date of this letter:

5.1	the Company has been duly incorporated and is existing as a public company with limited liability under English law; the Specified Subsidiary has been duly incorporated and is existing as a private company with limited liability under English law;

5.2	the Searches gave no indication that any winding-up, dissolution, administration order or resolution or appointment of a receiver, administrator, administrative receiver or similar officer has been made with respect to the Company or the Specified Subsidiary, or that any petition for the winding-up of the Company or the Specified Subsidiary has been presented, save that the Specified Subsidiary has an unsatisfied UK County Court judgment against it for the amount of £13,513, dated 24 September 2016. We are informed that the judgment has been settled by agreement and the UK County Court will be noted as discharged in due course;

5.3	the execution and performance by the Company of each of the Agreements and the issue of the New Ordinary Shares in the form of ADSs in the has been duly authorised by all necessary corporate actions on the part of the Company, each of the Agreements has been duly executed by the Company;

5.4	the Company has the requisite corporate power and capacity to enter into each of the Agreements and to perform its obligations thereunder and to offer the New Ordinary Shares in the form of ADSs in the Offering;

5.5	the New Ordinary Shares, if and when allotted and issued, registered in the name of the recipient in the register of members of the Company and delivered as described in the Registration Statement , will be validly allotted and issued, fully paid or credited as fully paid (subject to the receipt of valid consideration by the Company for the issue thereof in connection with the Offering) and will not be subject to any call for payment of further capital;

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5.6	the allotment and issue of the New Ordinary Shares in accordance with and as described in the provisions of the ATM Sales Agreement will not be subject to any pre-emptive or similar rights under the Articles or under English law, save for such rights as have been, or will be, validly waived, disapplied or complied with;

5.7	the approval, execution and performance of its obligations under each of the Agreements, and the issue and offering of the New Ordinary Shares in the form of ADSs in the Offering, by the Company does not violate the Articles, or any existing laws or regulations having the force of law applicable to companies generally in England;

5.8	English courts of competent jurisdiction would recognise and uphold the choice by the Company of the laws of the State of New York as a valid choice of governing law for each of the Agreements;

5.9	English courts of competent jurisdiction would regard the express submission by the Company to the non-exclusive jurisdiction of the federal and state courts sitting in The City of New York, United States pursuant to Section 19 of the ATM Sales Agreement and Section 20 of the Deposit Agreement, respectively, as a valid submission to their jurisdiction over proceedings within the scope of the relevant submission, upon valid service of the proceedings;

5.10	except for the obligation of the Company to file a return of allotment with Companies House in relation to the New Ordinary Shares, there are no consents, licences, approvals, orders, authorisations, registrations or filings imposed in England or required from any governmental or other regulatory agencies in England in connection with (a) the sale or offering of the New Ordinary Shares in the form of ADSs in the Offering by the Company and/or by the Sales Agent (or by persons acting on their behalf), or (b) the performance by the Company of its obligations under, or the execution or delivery by the Company of, each of the Agreements, provided that no offer by the Company or the Sales Agent (or any person acting on their behalf) is made in England other than in the circumstances set out in Article 1(4) of the Prospectus Regulation;

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5.11	no United Kingdom stamp duty or stamp duty reserve tax is payable pursuant to United Kingdom legislation by the Sales Agent or any initial purchaser of ADSs procured by the Sales Agent upon the execution and delivery of the Agreements, the issue of the New Ordinary Shares to be represented by the ADSs in the Offering to the Custodian as nominee for the Depositary, the issue of the ADSs to the Sales Agent in the manner contemplated by the Deposit Agreement, or the transfer from the Sales Agent to the initial purchasers procured by the Sales Agent of the ADSs in the Offering in the manner contemplated by the ATM Sales Agreement. Save as referred to in paragraph 5.12, we have not been asked to, and we do not express:

(a)	any other opinion as to such duties or taxes that will or may arise as a result of any other transaction effected in connection with the Offering or the execution and delivery of the Agreements; or

(b)	any opinion as to any other taxation (including, without limitation, Value Added Tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature (including, for the avoidance of doubt, such tax as may be levied in accordance with, but subject to derogation from, the Principal VAT Directive 2006/112 EC)) that will or may arise as a result of any transaction effected in connection with the Offering or the Agreements;

5.12	there are no restrictions on subsequent transfer of the New Ordinary Shares under the Articles following the Offering;

5.13	the statements made in the Registration Statement under the caption “Description of Share Capital and Articles of Association” insofar as they purport to constitute summaries of the rights attached to the issued share capital of the Company as a matter of English law, constitute accurate summaries of such rights in all material respects;

5.14	there are no arrangements currently in force for the reciprocal enforcement of judgments between the United Kingdom and the United States. However, a final judgment of any New York State or United States Federal court sitting in The City of New York in relation to the obligations of the Company under any of the Agreements should be capable of indirect enforcement by action in the English courts without retrial or re-examination of the matters thereby adjudicated;

5.15	the issuance and sale of the New Ordinary Shares or ADS pursuant to the ATM Sales Agreement are not subject to any pre-emptive rights under any Material Contract; and

5.16	there are no persons with registration or other similar rights to have any equity securities registered for sale under the Registration Statement or included in the offering contemplated by the ATM Sales Agreement pursuant to any Material Contract.

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6.	QUALIFICATIONS

6.1	The term “enforceable”, as used in this letter, means that obligations assumed by the parties under the ATM Sales Agreement are of a type which English courts enforce and not that those obligations will necessarily be enforced, whether in court proceedings in England or elsewhere, in accordance with their terms.

6.2	The manner and extent to which any of the Agreements is enforceable may be affected:

(a)	by laws relating to bankruptcy, insolvency, liquidation, administration, receivership, reorganisation, reconstruction, voidable transactions, moratoria or similar laws generally relating to or otherwise affecting creditors’ rights generally;

(b)	an English court exercising its discretion under section 426 of the Insolvency Act to assist the courts having the corresponding jurisdiction in any part of the United Kingdom or any relevant country or territory;

(c)	by the way in which the English courts exercise their inherent discretions;

(d)	by principles of English law limiting the enforcement of certain terms;

(e)	by the implication of contractual terms by the English courts;

(f)	by provisions of English law applicable to the vitiation, modification or discharge of contracts;

(g)	where the rights and obligations of the respective parties thereunder may be held to have been suspended, impaired or waived by representation, conduct or delay; and

(h)	by a finding by an English court that a provision for the payment or forfeiture of money or other benefits in the event of a breach of any of the Agreements constitutes a penalty and not a genuine pre-estimate of the loss likely to be suffered as a result of such breach.

6.3	The Online Search described at paragraph 2.1 is not capable of revealing conclusively whether or not:

(a)	a winding-up order has been made or a resolution passed for the winding-up of a company;

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(b)	an administration order has been made; or

(c)	a receiver, administrative receiver, administrator or liquidator has been appointed,

since notice of these matters may not be filed with the Registrar of Companies in England and Wales immediately and, when filed, may not be entered on the public database or recorded on the public microfiches of the relevant company immediately.

In addition, such a company search is not capable of revealing, prior to the making of the relevant order, whether or not a winding-up petition or a petition for an administration order has been presented.

6.4	The Telephone Enquiry described at paragraph 2.2 relates only to a compulsory winding-up and is not capable of revealing conclusively whether or not a winding-up petition in respect of a compulsory winding-up has been presented, since details of the petition may not have been entered on the records of the Central Registry of Winding-up Petitions in England and Wales immediately or, in the case of a petition presented to a County Court in England and Wales, may not have been notified to the Central Registry of Winding-up Petitions in England and Wales and entered on such records at all, and the response to an enquiry only relates to the period of approximately four years prior to the date when the enquiry was made. We have not made enquiries of any District Registry or County Court in England and Wales. The opinions set out in this letter are subject to: (i) any limitations arising from applicable laws relating to insolvency, bankruptcy, administration, reorganisation, liquidation, moratoria, schemes or analogous circumstances; and (ii) an English court exercising its discretion under section 426 of the Insolvency Act 1986 (co-operation between courts exercising jurisdiction in relation to insolvency) to assist the courts having the corresponding jurisdiction in any part of the United Kingdom or any relevant country or territory.

6.5	We express no opinion as to matters of fact.

6.6	We have made no enquiries of any individual connected with the Company.

6.7	A certificate, documentation, notification, opinion or the like might be held by the English courts not to be conclusive if it can be shown to have an unreasonable or arbitrary basis or in the event of a manifest error.

6.8	We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Registration Statement nor have we been responsible for ensuring that the Registration Statement contains all (and does not omit any) material facts.

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6.9	The opinions set out in this letter are subject to the following:

(a)	a choice of the laws of the State of New York to govern the Agreements would not be recognised or upheld by the English courts where to do so would be inconsistent with or overridden by the Regulation (EC) No 593/2008 on the Law Applicable to Contractual Obligations (Rome I);

(b)	we express no opinion as to whether or not a foreign court (applying its own conflict of laws rules) will act in accordance with the parties’ agreements as to jurisdiction and/or choice of law; and

(c)	a choice of the laws of the State of New York to govern non-contractual obligations would not be recognised or upheld by the English courts where this would be inconsistent with or overridden by Regulation (EC) No 864/2007 on the Law Applicable to Non-Contractual Obligations (Rome II). We express no opinion as to the binding effect of choice of law provisions in relation to non-contractual obligations in so far as those provisions are not expressly stated to relate to non-contractual obligations.

6.10	Where there is some other forum with competent jurisdiction which is more appropriate for the trial of the action, or where proceedings either involving the same cause of action and between the same parties or involving related actions are pending in another jurisdiction or where the merits of the issues in dispute have already been judicially determined or should have been realised in previous proceedings between the parties, English courts may not recognise submission to jurisdiction and such submission may, therefore, not be valid and binding under English law or English courts may not accept jurisdiction to determine the matter or may stay or strike out proceedings.

6.11	An English court may stay or set aside proceedings commenced in the English courts if it considers that it does not have jurisdiction by virtue of the application of the provisions of Regulation (EC) No. 44/2001 of 22 December 2000 on the Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters, Regulation (EC) No. 1215/2012 of 12 December 2012 on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters, the Brussels Convention of 1968, the Lugano Convention of 2007 and/or the English Civil Procedure Rules.

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6.12	A final judgment of any New York State or United States Federal court sitting in the City of New York (a “Foreign Court”) (a “Foreign Judgment”) may only be relied upon as establishing a cause of action in respect of which proceedings may be issued in the English courts, provided (i) a Foreign Court is recognised by the English court as having jurisdiction to give the Foreign Judgement and (ii) the Foreign Judgment finally and conclusively on the merits establishes a debt or definite sum of money between the parties.

6.13	Enforcement of a Foreign Judgment will not be direct enforcement. In any enforcement proceedings relating to a Foreign Judgment, (i) the defendant may be able to raise a counterclaim that would have been available to it had the matter been heard in the English courts and (ii) the Company may have defences open to it and enforcement of a Foreign Judgment may not be permitted in certain circumstances including, without limitation, if the Foreign Judgment was obtained by fraud, enforcement of the Foreign Judgment would be contrary to public policy of English law, the for Judgement relates to foreign penal or revenue laws or multiple damages, the Foreign Judgment was obtained in proceedings contrary to natural justice, the Foreign Judgment amounts to judgment on a matte previously determined by an English court or conflicts with a judgment on the same matter given by a court other than a Foreign Court, judgment is given in proceedings brought in breach of an agreement for the settlement of disputes, or enforcement proceedings are not commenced within six years of the date of such Foreign Judgment.

6.14	Any undertaking or indemnities relating to United Kingdom stamp duties may be void under section 117 of the Stamp Act 1891.

6.15	There is legislation currently in force (at sections 93 and 96 of the Finance Act 1986) which provides for a charge to United Kingdom stamp duty reserve tax on the transfer or issue of United Kingdom shares to a depositary receipt issuer or clearance service. In the case of an issue of shares, the legislation provides for a rate of tax of 1.5 per cent. of the issue price. However, following the decisions of the European Court of Justice in HSBC Holdings plc and Vidacos Nominees Limited v Commissioners for H.M. Revenue & Customs (“HMRC”) (Case C-569/07) and of the First-Tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC [2012] UKFTT 163 (TC), HMRC announced that it will no longer seek to impose such United Kingdom stamp duty reserve tax on issues of United Kingdom shares to depositary receipt issuers or clearance services. We are relying on such decisions and on the guidance in such announcement in giving this opinion. However, it should be noted that the HMRC announcement does not have the force of law.

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7.	RELIANCE AND DISCLOSURE

7.1	The opinions given in this letter are limited to the matters expressly set forth in this letter, and no opinion has been implied, or may be inferred, beyond the matters expressly stated. This letter speaks only as to law and facts in effect or existing as of the date hereof and we undertake no obligation or responsibility to update or supplement this letter to reflect any facts or circumstances that may hereafter come to our attention or any changes in any law that may hereafter occur.

7.2	This letter is given by Orrick, Herrington & Sutcliffe (UK) LLP and no partner or employee assumes any personal responsibility for it nor shall owe any duty of care in respect of it.

7.3	This letter (and any non-contractual obligations arising out of or in connection with it) is governed by and shall be construed in accordance with English law as at the date of this letter.

7.4	We hereby consent to the use of our opinion as set out herein and to the use of our name under the heading “Legal Matters” in the prospectus supplement.

Yours faithfully,

/s/ Edward Lukins

Orrick, Herrington & Sutcliffe (UK) LLP